Exhibit 99.32

Intermap Technologies Announces Voting Results of the Annual Meeting of

Shareholders

TORONTO, June 28, 2024 — (TSX: IMP) (OTCQB: ITMSF) – Intermap Technologies Corporation (“Intermap” or the “Company”) held its annual shareholders meeting (the “Meeting”) on June 27, 2024, at the TMX Market Centre, Bourse Room, located at 120 Adelaide St W, Toronto, Ontario. A total of 20,723,331 Class A common shares of Intermap (“Common Shares”), representing 49.17% of the total Common Shares outstanding, were represented in person or by proxy at the Meeting.

Intermap’s shareholders voted in favor of all items of business put forward at the Meeting, being the election of all nominated directors and the reappointment of KPMG LLP as the auditors of the Company, as more fully described in the Company’s management information circular dated May 22, 2024, a copy of which is available under the Company’s profile on SEDAR+ at

www.sedarplus.ca.

The votes in respect of the election of directors are as follows:

Votes by Ballot

Nominee	Result of Vote	Votes For	Votes Withheld/Against
Patrick A. Blott	Elected	14,037,082 (91.01%)	1,385,763 (8.99%)

Philippe Frappier	Elected	14,079,034 (91.29%)	1,343,811 (8.71%)

John (Jack) Hild	Elected	14,079,534 (91.29%)	1,343,311 (8.71%)

Jordan Tongalson	Elected	14,076,524 (91.27%)	1,346,321 (8.73%)

More information about the results of the Meeting can be found in the Company’s report on the voting results, which has been filed under the Company’s profile on SEDAR+.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Patrick Blott

Chairman and CEO

CEO@intermap.com

+1 (303) 708-0955